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Creating valuable partnerships between business, education and charitable organizations

Greater Chicago Area

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KOHA

University of Illinois at Chicago

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500+ connections

Progressive executive-level professional with extensive experience strategically positioning corporate, local business, education and nonprofit organizations for success. Expertise in critical thinking, shaping organizational communication strategies and maintaining strong communications framewor...

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Experience

CEO, Co-Founder
KOHA
2017 – Present • 1 yr
Greater Chicago Area

KOHA means gift, contribution or donation in a mutually beneficial way in the Maori language.

KOHA was founded to help local businesses become more visible to school and nonprofits audiences and in turn, our technology helps schools and nonprofits earn additional funding from local businesses all year round.

In 2017, our small team began developing a solution to have these organizations work in a mutually beneficial way. In 2018, we launched KOHA in our first test market, a Western suburb of Chicago, and the response has been positive.

Check out our initiative at www.koha.life.

Media (3)

The Indian Boundary YMCA is proud to partner with KOHA!

KOHA available Boundary YMC/

Nutrition First - Food

Business Development Director
Nutrition First - Food Manufacturing, School and Senior Nutrition, Ready-to-Eat Meals

Food Manufacturing, School and Senior Nutrition, Ready-to-Eat Meals

2015 – 2017 • 2 yrs
Greater Chicago Area

www.qcforkids.com

KOHA

Senior Advisor
KOHA
2015 – 2017 • 2 yrs
Greater Chicago Area

RND Management

Senior Strategy Consultant
RND Management
2013 – 2015 • 2 yrs
Greater Chicago Area

Safeway

Public Affairs & Charitable Foundation Director
Safeway
2008 – 2013 • 5 yrs
Oakbrook, Illinois

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Education

University of Illinois at Chicago

University of Illinois at Chicago
Bachelor's Degree, Liberal Arts and Sciences/Liberal Studies
2001



















Chicago

Activities and Societies: Liturgical Music Director for the University of Illinois at Chicago, John Paul II Newman Center (affiliated with the Archdiocese of Chicago) Liturgical Music Director for St. Ignatius College Prep School

Volunteer Experience

Greater Chicago Food Depository

Volunteer
Greater Chicago Food Depository
Dec 2008 – Present • 9 yrs 6 mos
Disaster and Humanitarian Relief

Northern Illinois Food Bank

Volunteer
Northern Illinois Food Bank
Jan 2009 – Present • 9 yrs 5 mos

The Leukemia & Lymphoma Society

Volunteer
The Leukemia & Lymphoma Society
Feb 2009 – Present • 9 yrs 4 mos

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Skills & Endorsements

Public Relations · 99+

Endorsed by **Remi Gonzalez, who is highly skilled at this**

Endorsed by **28 of Janet's colleagues at Safeway**

Fundraising · 55

Endorsed by **24 of Janet's colleagues at Safeway**

Event Management · 54

Endorsed by **15 of Janet's colleagues at Safeway**

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